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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2003
Commission File No. 33-95280

FALCONBRIDGE LIMITED
(Translation of registrant's name into English)

BCE Place, 181 Bay Street, Suite 200
Toronto, Canada
M5J 2T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☐                        Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                        No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                        No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☒                        No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3920.

        The following documents are hereby deemed filed for purposes of the Securities Exchange Act of 1934 and are incorporated by reference as additional exhibits into Registration Statements No. 333-13920 and 333-105399:

  4.6
  Purchase Agreement dated May 22, 2003 between Falconbridge Limited and the underwriters listed therein

  5.4
  Consent letter of McCarthy Tétrault LLP dated May 22, 2003 filed with the Ontario Securities Commission

  5.5
  Consent letter of McCarthy Tétrault LLP

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FALCONBRIDGE LIMITED (Registrant)

Date: May 28, 2003	by:	/s/ P.D. LAFRANCE P.D. Lafrance — Assistant Secretary

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SIGNATURES